[BRASKEM LOGO]

                                  BRASKEM S.A.
      National Register of Legal Entities (CNPJ/MF) No. 42.150.391/0001-70
                  Commercial Registry (NIRE) No. 29.300.006.939
                                 PUBLIC COMPANY

                          NOTICE OF CONVOCATION OF THE
                       EXTRAORDINARY SHAREHOLDERS' MEETING

The shareholders of Braskem S.A. ("Company") are hereby invited to attend the Extraordinary Shareholders' Meeting to be held on June 15, 2004, at 2:00 PM, at the Company's headquarters, at Rua Eteno, No. 1561, Petrochemical Pole, Municipality of Camacari, State of Bahia, for purposes of deliberating on the following Agenda: (I) authorize the issue (the "Issue") of partially secured non convertible debentures (the "Debentures"), in accordance with Article 52 and subsequent Articles of Law No. 6,404/76, and other applicable legal provisions;
(II) grant to the Board of Directors of the Company the authority to change, if required, the subjects described in the second part of paragraph 1 of Article 59 of Law No. 6404/76; (III) authorize a maximum 20% increase in the Issue amount, in accordance with paragraph 2 of Article 14 of CVM Instruction No. 400/2003, and authorize Braskem's management to take all actions required for such purpose, in accordance with the terms of the Issue documents; (IV) authorize the Company's Board of Executive Officers to take all actions to register the Issue with the Comissao de Valores Mobiliarios - CVM (Brazilian Securities and Exchange Commission) and other applicable governmental bodies, and to prepare the debentures' deed, enter into the pledge agreement, execute any and all documents in connection with the Issue, engage rating agency(ies), financial institutions authorized to operate in the securities market the Debentures responsible for the placement of the Debentures, and also engage fiduciary, paying and fiscal agents, and establish their respective fees; and (V) confirm and ratify all actions in connection with the Issue, which were performed by the Board of Executive Officers before the date of the Shareholders' Meeting.

The draft of the deed of the public issue of partially secured non-convertible debentures and the draft of the pledge agreement are available for review by the shareholders at the Company's headquarters.

                             Camacari, May 28, 2004

/s/ Pedro Augusto Ribeiro Novis
-------------------------------
Pedro Augusto Ribeiro Novis
President of the Management Board